FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of November, 2005

                         Commission File Number 1-15236

                              Advantest Corporation
                 (Translation of Registrant's Name Into English)

                         Shin Marunouchi Center Building
                                1-6-2, Marunouchi
                                   Chiyoda-ku
                                 Tokyo 100-0005
                                      Japan
                    (Address of Principal Executive Offices)


        Indicate by check mark whether the registrant files or will file annual
reports under cover of Form 20-F or Form 40-F. Form 20-F X    Form 40-F
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        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934. Yes     No X
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        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
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Material Contained in this Report:

1. English translation of a press release dated November 30, 2005, relating to the issuance of stock options of Advantest Corporation.

                                   SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                           Advantest Corporation



                                           By:  /s/  Hitoshi Owada
                                              ---------------------------------
                                              Name:  Hitoshi Owada
                                              Title: Director and
                                                     Managing Executive Officer


Date: November 30, 2005